UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __) *
TRI-S Security Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
895578-10-2

(CUSIP Number)
Taylor H. Wilson
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 4, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	895578-10-2

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kaizen Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		351,322

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		351,322

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	351,322

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1]	Based upon 3,548,704 shares of Common Stock outstanding as of November 7, 2006, according to information contained in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	895578-10-2

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kaizen Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		351,322

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		351,322

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	351,322

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1]	Based upon 3,548,704 shares of Common Stock outstanding as of November 7, 2006, according to information contained in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	895578-10-2

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Select Contrarian Value Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		351,322

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		351,322

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	351,322

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1]	Based upon 3,548,704 shares of Common Stock outstanding as of November 7, 2006, according to information contained in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	895578-10-2

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	David W. Berry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		351,322

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		351,322

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	351,322

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	Based upon 3,548,704 shares of Common Stock outstanding as of November 7, 2006, according to information contained in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

Item 1. Security and Issuer.
          This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Tri-S Security Corporation, a Georgia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Royal Centre One, 11675 Great Oaks Way, Suite 120, Alpharetta, GA 30022.
Item 2. Identity and Background.
          (a) The names of the persons filing this Schedule 13D are Kaizen Management, L.P. (“Kaizen Management”), Kaizen Capital, L.L.C. (“Kaizen Capital”), Select Contrarian Value Partners, L.P. (“SCVP”), and David W. Berry (“Berry”) (Kaizen Management, Kaizen Capital, SCVP and Berry are herein collectively referred to as the “Filing Persons”).
          (b) The principal business address of the Filing Persons is 4200 Montrose Blvd., Suite 400, Houston, TX 77006.
          (c) This statement is filed by and on behalf of Kaizen Management, Kaizen Capital, SCVP and Berry.
          Kaizen Management is the general partner of, and serves as an investment adviser to, SCVP. Because of the relationships described herein, Kaizen Management may be deemed to have or share voting and/or investment (including dispositive) power with respect to shares of common stock of the issuer (“Shares”) owned and/or held by or for the account or benefit of SCVP.
          Kaizen Capital is the general partner of Kaizen Management. Because of the relationships described herein, Kaizen Capital may be deemed to have or share voting and/or investment (including dispositive) power with respect to Shares owned and/or held by or for the account or benefit of Kaizen Management.
          Berry is the Manager of Kaizen Capital. Because of the relationships described herein, Berry may be deemed to have or share voting and/or investment (including dispositive) power with respect to Shares owned and/or held by or for the account or benefit of Kaizen Capital.
          Each of the Filing Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
          (d) and (e) Other than as listed below, during the past five years, none of the Filing Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
          On September 12, 2005, the Texas State Securities Board (the “Securities Board”) found that commencing on or about January 1, 2003 Kaizen Management and Berry rendered services in Texas as an investment adviser and investment adviser representative, respectively, while applications to perform such duties were pending with the Securities Board. Pursuant to such finding, the Securities Board ordered that (a) Kaizen Management and Berry be granted registrations as investment adviser and investment adviser representative, respectively, (b) Kaizen Management and Berry be reprimanded, (c) Kaizen Management be suspended from providing services as an investment adviser in Texas to any new investor or new client from September 12, 2005 to September 30, 2005, and (d) Kaizen Management and Berry each be assessed an administrative fine of $10,000.
          (f) Kaizen Management, Kaizen Capital and SCVP were organized under the laws of the State of Texas. Mr. Berry is a citizen of the United States.
          Item 3. Source and Amount of Funds or Other Consideration.
          The Filing Persons beneficially own 89,336 shares of Common Stock that were purchased using working capital for an approximate total cost of $353,225. In addition, on October 14, 2005, the reporting persons also acquired a 10% Callable, Convertible Promissory Note in the amount of $1,500,000, (the “Note”) and a Warrant to purchase 156,250 shares of Common Stock (the “Warrant”). The Filing Persons used working capital to purchase the Note and Warrant for an aggregate purchase price of $1,500,000. The Note and the Warrant are described in more detail in Item 6 below.

Item 4. Purpose of the Transaction.
          The Filing Persons acquired the securities reported herein for investment purposes. None of the Filing Persons currently has any plans or proposals that relate to or would result in the occurrence of any transaction or event described in Items 4(a) – (j) of Schedule 13D.
          Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors and management of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial and industry conditions, the Filing Persons may from time to time acquire additional shares of Common Stock or sell all or part of their shares of Common Stock, in open market or privately negotiated transactions or otherwise. Any such transactions in the Common Stock may be effected by the Filing Persons at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies or other factors, the Filing Persons may formulate other purposes, plans or proposals regarding the Issuer or the Common Stock. The foregoing is subject to change at any time, and there can be no assurances that any of the Filing Persons will or will not take any of the actions described above.
          Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies or other factors, the Filing Persons also are considering various plans or proposals which relate to or could result in the transactions or changes contemplated by Items 4(a)-(j) of Schedule 13D. Such plans or proposals could include acquisitions of additional shares in the open market or otherwise and potentially seeking possible changes in the present Board of Directors and management of the Issuer. The Filing Persons have engaged in limited discussions with management of the Issuer regarding the financial performance and operations of the Issuer. In the interim and prior to formulating any definitive plan or proposal, the Reporting Persons may communicate with other stockholders regarding their concerns relating to the Issuer or any actions taken or announced by the Issuer or its management.
Item 5. Interest in Securities of the Issuer.
          (a) The Filing Persons may be deemed to beneficially own an aggregate of 351,322 shares of Common Stock, representing approximately 9.9% of the outstanding shares of Common Stock (based upon 3,548,704 shares of Common Stock outstanding as of November 7, 2006, according to information contained in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006).
          (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Kaizen Management, L.P.	351,322	0	351,322	0
Kaizen Capital, L.L.C.	351,322	0	351,322	0
Select Contrarian Value Partners, L.P.	351,322	0	351,322	0
David W. Berry	351,322	0	351,322	0

(1)	Because of the relationships described herein, Kaizen Management, Kaizen Capital and Mr. Berry may be deemed to be the indirect beneficial owners of the shares of Common Stock held by SCVP. Kaizen Management, Kaizen Capital and Mr. Berry expressly disclaim beneficial ownership of the shares of Common Stock held by SCVP, except to the extent of their pecuniary interest therein.
          (c) Except as otherwise described below, no transactions in the Common Stock have been effected by the Filing Persons during the past sixty days.
          During the last sixty days, the Filing Persons effected the following sales of shares of Common Stock in open market transactions:

Trade Date	Quantity	Unit Price	Filing Person
10/11/06	2600	$2.6284	Select Contrarian Value Partners
10/12/06	4400	$2.6756	Select Contrarian Value Partners
10/12/06	1700	$2.6756	Select Contrarian Value Partners

\

Trade Date	Quantity	Unit Price	Filing Person
10/16/06	500	$2.6099	Select Contrarian Value Partners
10/20/06	2400	$2.6316	Select Contrarian Value Partners
10/25/06	400	$2.6249	Select Contrarian Value Partners
10/25/06	1200	$2.6249	Select Contrarian Value Partners
10/31/06	800	$2.6249	Select Contrarian Value Partners
10/31/06	1200	$2.6249	Select Contrarian Value Partners
          (d) Not applicable.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The Note, attached hereto as Exhibit 2, is in the principal amount of $1,500,000. The Note is convertible at the option of the holder at any time prior to maturity of the Note into 312,500 shares of Common Stock at an initial conversion price of $4.80. Notwithstanding the forgoing, the Note may not be converted to the extent that such conversion would cause the holder to beneficially own more than 9.99% of the outstanding shares of Common Stock. The initial conversion price is subject to adjustment as provided therein.
          The Warrant, attached hereto as Exhibit 3, is exercisable at the option of the holder at any time prior to the third anniversary of the issuance of the Warrant into shares of Common Stock at an exercise price of $4.80. Notwithstanding the forgoing, the Warrant may not be converted to the extent that such conversion would cause the holder to beneficially own more than 9.99% of the outstanding shares of Common Stock. The initial exercise price is subject to adjustment as provided therein.
          The shares issuable pursuant to the Note and Warrant were registered for resale by the Filing Persons under the Securities Act of 1933 under a Registration Right Agreement dated October 14, 2005, a copy of which is attached hereto as Exhibit 4.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 4, 2006, entered into by and among Kaizen Management, Kaizen Capital, SCVP and Berry.

Exhibit 2	10% Callable Convertible Promissory Note issued by the Issuer to SCVP dated October 14, 2005.

Exhibit 3	Warrant to purchase shares of the Issuer’s common stock issued by the Issuer to SCVP dated October 14, 2005.

Exhibit 4	Registration Rights Agreement entered into by the Issuer and SCVP dated October 14, 2005.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 4, 2006

KAIZEN MANAGEMENT, L.P.

By:	Kaizen Capital, L.L.C., its general partner

By:	/s/ David W. Berry David W. Berry
Manager

KAIZEN CAPITAL, L.L.C.

By:	/s/ David W. Berry David W. Berry
Manager

SELECT CONTRARIAN VALUE PARTNERS, L.P.

By:	Kaizen Management, L.P., its general partner

By:	Kaizen Capital, L.L.C., its general partner

By:	/s/ David W. Berry

David W. Berry
Manager

/s/ David W. Berry

David W. Berry

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of December 4, 2006, entered into by and among Kaizen Management, Kaizen Capital, SCVP and Berry.

Exhibit 2	Callable Convertible Promissory Note issued by the Issuer to SCVP dated October 14, 2005.

Exhibit 3	Warrant to purchase shares of the Issuer’s common stock issued by the Issuer to SCVP dated October 14, 2005.

Exhibit 4	Registration Rights Agreement entered into by the Issuer and SCVP dated October 14, 2005.